Filed Pursuant to Rule 433
Dated August 6, 2009
Registration Statement No. 333-157794-01
Relating to
Preliminary Prospectus Supplement Dated August 6, 2009 and
Prospectus dated March 9, 2009

(TOTAL ISSUE SIZE $1,100,000,000)

$500,000,000 REOPENING 6.750% NOTES DUE 2014

Issuer:	Simon Property Group, L.P.
Type:	SEC Registered
Principal Amount Offered Hereby:	$500,000,000
Aggregate Principal Amount to be Outstanding:	$1,100,000,000
Maturity:	May 15, 2014
Coupon (Interest Rate):	6.750%
Benchmark Treasury:	2.625% due July 31, 2014
Benchmark Treasury Price and Yield:	99-17 / 2.726%
Spread to Benchmark Treasury:	T+275
Yield to Maturity:	5.476%
Ratings (S&P / Moody’s):	A- (stable) / A3 (stable)
Interest Payment Dates:	May 15 and November 15, commencing November 15, 2009
Day Count Convention:	30/360
Redemption Provision:	Make whole call at any time based on U.S. Treasury + 0.50% (50 basis points) or at par on or after 90 days prior to May 15, 2014
Initial Price to Public:	105.029% plus accrued interest from May 15, 2009
Accrued Interest on Notes Offered Hereby:	$8,062,500
Settlement Date:	T+3; August 11, 2009
Denominations:	$2,000 x $1,000
CUSIP; ISIN:	828807CB1; US828807CB12
Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. UBS Securities LLC
Co-Managers:	Calyon Securities (USA) Inc. ING Financial Markets LLC Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets Corporation Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc., toll-free at 1-877-858-5407, Deutsche Bank Securities Inc., toll-free at 1-800-503-4611, Goldman, Sachs & Co., toll-free at 1-866-471-2526, or UBS Securities LLC, toll-free at 1-877-827-6444 ext 561-3884.

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